1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 24, 2020

Hae-Sung Lee, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:        Conversus StepStone Private Markets
Filing No: 812-15072

Dear Mr. Lee:

We are writing in response to comments provided telephonically on April 7, 2020 with respect to application for an order under section 17(d) of the Investment Company Act of 1940 (the “1940 Act”) and rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by section 17(d) of the 1940 Act and rule 17d-1 thereunder, filed on January 9, 2020, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.            Please revise the application to include all co-applicants on the EDGAR submission header.

Response 1.         The application has been revised to include all co-applicants on the EDGAR submission header.

Comment 2.            To the extent the Commission issues a notice of the filing of this application and gives interested persons an opportunity to request a hearing on the matter, if the applicants would like to receive any hearing requests electronically (by e-mail), please provide an(y) e-mail address(es) for the Applicant next to the name and address listed in the Application and confirm supplementally that you consent to the Commission listing such e-mail address(es) in any notice issued in respect of this Application.

Response 2.     We respectfully acknowledge your comment. Applicants would prefer to receive any hearing requests electronically, and hereby consent to the Commission listing such e-mail address in any notice issued in respect of this Application. The Application has been revised to include an e-mail address for the Applicants.

Comment 3.              In footnote 2, please replace the phrase “any investment adviser controlled by StepStone Group” with “StepStone Conversus.”

Response 3.          The disclosure has been revised accordingly.

Comment 4.               In the second sentence of Section II.C (“StepStone Group”), please replace the phrase “each Existing StepStone Adviser” with “StepStone Conversus.”

Response 4.          The disclosure has been revised accordingly.

Comment 5.               Please replace the fourth sentence in the second paragraph of Section III.A (“Section 17(d)”) with the following:

StepStone Conversus is the investment adviser to the Existing Regulated Entity and a Regulated Entity Adviser will be the investment adviser to each Future Regulated Entity.

Response 5.          The disclosure has been revised accordingly.

Comment 6.              Please replace the second sentence of Condition 14 with the following:

These policies and procedures will require, among other things, that the applicable Regulated Entity Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

Response 6.           The disclosure has been revised accordingly.

Comment 7.              In the fifth sentence of the first paragraph of Section III.C (“Protection Provided by the Proposed Condition”), please delete the word “only.”

Response 7.            The disclosure has been revised accordingly.

2

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

3